EXHIBIT 12.3
NORTEL NETWORKS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FOR THE SIX MONTHS ENDED JUNE 30, 2006
See Exhibit 12.1 incorporated by reference in the registration statement to which this document is an exhibit for a computation of the ratio of earnings to fixed charges for the other periods for which this ratio is presented in the prospectus included in the registration statement.

Six months
ended June 30,
(Millions of U.S. dollars, except ratio)	2006

Earnings (loss) from operations before income taxes	$216

Add:
Minority interest	(10)
Equity in net loss of associated companies	5

Earnings (loss) from operations before income taxes	211

Add:
Fixed charges	168
Amortization of capitalized interest	—
Pre-tax earnings (losses) of equity investees for which charges arising from guarantees are included in fixed charges	(5)
Interest expense of finance subsidiaries	—
Unconsolidated subs	—
Distributed income from equity investees	—

Subtract:
Interest capitalized	—
Preference security dividend requirements of consolidated subsidiaries without fixed charges	—
Minority interest in pre-tax of subsidiaries without fixed charges	10
Interest expense of finance subsidiaries	—

Income (loss) as adjusted	384

Fixed charges:
Interest expense
— Long-term debt	103
— Other	35
Interest expense of finance subsidiaries	—
Interest capitalized	—
1/3 of rental expense on operating leases deemed to be representative of interest expense	26
Preference security dividend requirements of consolidated subsidiaries	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	4

Fixed Charges	168

Ratio of earnings to fixed charges	2.3